Exhibit 15

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

AT THE COMPANY
Carolyn Tiffany
Chief Operating Officer
(617) 570-4614

            FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                            SETS THE RECORD STRAIGHT
            OPEN LETTER TO SHAREHOLDERS OF SIZELER PROPERTY INVESTORS

      Boston, Massachusetts- March 28, 2005- First Union Real Estate Equity and Mortgage Investments (NYSE:FUR) released today the following letter to its fellow shareholders in Sizeler Property Investors, Inc. (NYSE:SIZ):

Dear Fellow Shareholders of Sizeler Property Investors, Inc.,

      Previously, we indicated that we would seek to convince our fellow shareholders to elect our slate of directors based on the fundamental issue of our proposals to shareholders in contrast to management's track record and behavior. In so doing, we would reject the use of private investigators or similar tactics. To that end, we wish to add that we also will try to avoid the use of unnecessary invective, hyperbole, innuendo and unfounded allegations. We, however, feel compelled to set the record straight and respond directly to misleading and/or false statements we believe have been made by management in an attempt to detract from the issue at hand. In this regard, we wish to state for the record the following:

      o We have not "retreated" from our intention to have a court rule on the propriety of the recent below market sale of 20% of the Company's then outstanding common shares to four investors, including a long time supporter of management. In fact, nothing could be further from the truth. The initial action we filed in Maryland State court was to seek a temporary restraining order preventing the sale from occurring. Unfortunately, the court denied our motion, not on the underlying merits, but because the action had become moot as the sale had already in fact occurred unbeknownst to shareholders including ourselves. In the judge's view, this rendered the remedy sought inappropriate. He expressly stated, however, that he had "grave concerns" with management's conduct and that our case had merit-but that he could not grant the remedy sought (a temporary restraining order) because the stock sale had already closed. The action is continuing in Federal court where we will aggressively pursue a legal determination that the Sizeler Board acted contrary to the interests of Sizeler shareholders in the stock transaction. Simply put, we believe this was a dilutive transaction with no near term justification unless its perpetrators believe Sizeler's common stock is worth less than $10.75 a share. Since we do not believe in happenstance, we can only infer the transaction's timing as well as the inclusion of a favored shareholder in the transaction was designed to entrench management in light of our proposal to nominate directors for election at the next meeting of shareholders.

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      o     Addressing our supposed 13D violation concerning our intentions with respect to Sizeler, these intentions have developed over a long period driven in large measure by the recent self-serving conduct of management. We recognize that any proposal we make is of great concern to all shareholders and we will not be rushed to judgment. Having said this, we reaffirm our recent statement that our core proposal will likely be to seek a shareholder approved sale or liquidation of Sizeler with the proceeds to be distributed to all shareholders. Throughout this process, we will commit not to acquire any of Sizeler's properties either directly or indirectly. All sales would be to non-affiliated third party buyers. Moreover, neither we nor anyone affiliated with us will be paid any real estate commission or similar fees. In this regard, we note that shareholders have still not received an answer to the questions we asked management two months ago-did anyone affiliated with management receive any direct or indirect compensation in connection with the sale of Lakeview Club Apartments in January 2005?

      o For the second time, I will repeat there is not now nor has there ever been an explicit or implicit, written or verbal, understanding between us and any third party, including William Ackman and any of his affiliates with respect to Sizeler or its securities. Moreover, neither I nor any of my affiliates purchased one share of stock in First Union either directly or indirectly from William Ackman or any of his affiliates. All of the First Union common shares that we directly and indirectly own were acquired either through a public tender offer or directly from First Union in a transaction approved by its then Board of Directors at a 30% premium (not a 10% discount) to the trading price of the stock prior to announcement of the transaction and more than five months after Ackman had sold his shares back to First Union.

      o Finally, as to the allegation that I had sought to be co-CEO of Sizeler, nothing could be further from the truth. Let me be clear on this point, I would never serve in such a capacity with this management team.

      If one looks at the facts and compares them to management's mischaracterizations of them, one can only conclude that management's lack of credibility is consistent with both their track record and proclivity for abusive entrenching transactions.

      Before concluding, we have two questions for management. Why do you continue to delay setting the date for the annual meeting? Are there more dilutive shareholder detrimental transactions afoot? Let's stop the nonsense and let the shareholders vote on the merits of your track record and behavior versus the strategic proposals we ultimately make.

      We welcome all shareholder questions, comments and inquiries. Please feel free to contact me at (516) 822-0022.

                                        Sincerely,

                                        Michael L. Ashner
                                        Chief Executive Officer
                                        First Union Real Estate Equity and
                                        Mortgage Investments

                               -------------------

      First Union Real Estate Equity and Mortgage Investments is a NYSE-listed real estate investment trust (REIT) headquartered in Boston, Massachusetts.

      First Union Real Estate Equity and Mortgage Investments has filed with the SEC a preliminary proxy statement with respect to its solicitation of proxies to elect Michael L. Ashner, Peter Braverman and Steven Zalkind as directors at Sizeler's 2005 Annual Meeting of Stockholders. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. First Union and Messrs. Ashner, Braverman and Zalkind may be deemed to be participants in the solicitation of proxies from the shareholders of Sizeler in connection with the annual meeting. Information about these participants is set forth in the preliminary proxy statement filed by First Union with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement when it becomes available.